082-02553

SUPPL

MEGASTAR DEVELOPMENT CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2006 and 2005

Unaudited

Notice to Reader:

The attached financial statements have been prepared by the Management of Megastar Development Corp. and have not been reviewed by the auditors of Megastar Development Corp.

MEGASTAR DEVELOPMENT CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
November 30, 2006 and February 28, 2006
Unaudited

ASSETS	2006	2006
Current		
Cash	$ 1,434,285	$ 442,013
GST receivable	10,981	4,009
Subscriptions receivable	148,800	18,000
Prepaid expenses and deposits	8,278	12,000
	1,602,344	476,022
Resource properties – Notes 3, 4, and Schedule 1	720,080	270,303
	$ 2,322,424	$ 746,325
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 5	$ 120,221	$ 52,663
Due to related parties – Note 5	25,300	5,500
	145,521	58,163
SHAREHOLDERS' EQUITY		
Share capital – Notes 3, 4 and 7	8,150,222	6,281,469
Contributed surplus	213,221	139,459
Deficit	(6,186,540)	(5,732,766)
	2,176,903	688,162
	$ 2,322,424	$ 746,325

Nature and Continuance of Operations – Note 1
Commitments – Notes 3 and 4
Subsequent Events – Note 7

APPROVED BY THE DIRECTORS:

Dušan Berka, Director

Gary Musil, Director

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three and nine month periods ended November 30, 2006 and 2005
Unaudited

	Three months ended November 30 2006	2005	Nine months ended November 30 2006	2005
Administrative expenses				
Accounting and audit fees	$ -	$ 475	$ 7,400	$ 4,025
Bank charges and interest	224	25	444	110
Consulting – Note 5	47,750	3,000	84,300	21,430
Filing fees	5,752	3,375	11,278	10,088
Investor relations	22,355	17,500	120,053	62,500
Legal fees	18,924	3,636	22,720	13,824
Management fees – Note 5	21,000	10,000	60,500	29,500
Office, telephone and miscellaneous	7,496	1,604	16,360	4,582
Rent	2,385	1,950	6,720	6,021
Shareholder information	812	629	7,895	3,608
Stock based compensation – Note 4	37,752	10,438	98,512	31,314
Transfer agent	1,429	1,050	7,686	5,959
Travel and promotion	9,140	8	17,655	1,989
	(175,019)	(56,690)	(461,523)	(194,950)
Other items:				
Interest income	4,542	6	7,749	253
Net loss for the period	(170,477)	(56,684)	(453,774)	(194,697)
Deficit, beginning of the period	(6,016,063)	(5,585,114)	(5,732,766)	(5,444,101)
	$ (6,186,540)	$ (5,638,798)	$ (6,186,540)	$ (5,638,798)
Basic and diluted loss per share	$ (0.008)	$ (0.004)	$ (0.024)	$ (0.016)
Weighted average number of shares outstanding	20,661,744	12,508,653	18,814,778	11,939,801

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine month periods ended November 30, 2006 and 2005
Unaudited

	Three months ended November 30		Nine months ended November 30	
	2006	2005	2006	2005
Operating Activities				
Net loss for the period	$ (170,477)	$ (53,684)	$ (453,773)	$ (194,697)
Items not affecting cash				
Stock based compensation	37,752	10,438	98,512	31,314
	(132,725)	(43,246)	(355,261)	(163,383)
Changes in non-cash working capital items				
GST receivable	11,196	1,604	11,028	3,597
Prepaid expenses	13,883	(5,500)	67,558	(5,500)
Accounts payable and accrued liabilities	114,249	(21,346)	3,721	(13,913)
	6,603	(68,488)	(272,954)	(197,199)
Investing Activities				
Resource properties expenditures	(82,179)	268	(306,777)	(24,820)
	(82,179)	268	(306,777)	(24,820)
Financing Activities				
Issuance of common shares	1,369,054	15,000	1,552,203	222,250
Share subscription	-	43,000	-	43,000
Increase (decrease) in related parties	2,300	3,500	19,800	(11,041)
	1,371,354	61,500	1,572,003	254,209
Increase (decrease) in cash	1,295,778	(6,720)	992,272	32,190
Cash, beginning of the period	138,507	53,489	442,013	14,579
Cash, end of the period	$ 1,434,285	$ 46,769	$ 1,434,285	$ 46,769
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 7

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP. Schedule 1

INTERIM CONSOLIDATED SCHEDULE OF RESOURCE PROPERTIES

for the periods ended November 30, 2006 and 2005

	Canada				Total	Total
	Sedex Zinc Property	Simkar	Kauputau	Ralleau Project	2006	2005
Balance, beginning of period	$ 20,000	$ 109,569	$ 53,671	$ 87,063	$ 270,303	$ 146,775
Acquisition costs						
Shares	143,000	-	-	-	143,000	32,813
Cash and accrual	46,242	15,794	-	288	62,324	1,000
	189,242	15,794	-	288	205,324	33,813
Deferred exploration costs						
Advances	-	-	-	-	-	7,354
Assays	1,578	-	-	9,182	10,760	1,436
Consulting	42,271	-	-	1,539	43,810	-
Drilling	-	-	-	104,607	104,607	-
Geological	-	29,556	-	-	29,556	13,193
Geophysical	-	-	-	42,947	42,947	-
Line cutting	-	-	-	-	-	-
Other	3,429	38	-	-	3,467	-
Travel and accommodation	9,306	-	-	-	9,306	1,837
	56,584	29,594	-	158,275	244,453	23,820
Balance, November 30, 2006	$ 265,826	$ 154,957	$ 53,671	$ 245,626	$ 720,080	$ 204,408

SEE ACCOMPANYING NOTES

MEGASTAR DEVELOPMENT CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2006
Unaudited

Note 1 Nature and Continuance of Operations

The Company is a development stage public Company listed on the TSX Venture Exchange. The Company is in the process of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under resource property agreements and to complete the development of the properties, and upon future profitable production or the sale thereof.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2006, the Company had not yet achieved profitable operations, has a working capital surplus of $1,456,823, accumulated losses of $6,186,540 since its inception, and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. It is suggested that these financial statements be read in conjunction with the Company's February 28, 2006 annual audited financial statements.

The Company is incorporated under the British Columbia Company Act.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been prepared within reasonable limits of materiality and within the framework of the significant accounting policies noted below:

Note 2 Summary of Significant Accounting Policies – (cont'd)

a) Principles of Consolidation

These consolidated financial statements include the accounts of Megastar Development Corp. and its wholly-owned subsidiary, 1055019 Ontario Limited, ("OntarioCo."). All intercompany transactions have been eliminated.

b) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold, or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

c) Foreign Currency Translation

Monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at the exchange rates prevailing at the transaction date. Gains or losses arising from the transactions are included in operations.

d) Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

e) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities and due to related parties approximate their fair market value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

f) Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, depreciation and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At November 30, 2006, the Company cannot reasonably estimate the fair value of the resource properties' site restoration costs, if any.

g) Flow-through Shares

Under the terms of flow-through share agreements, the related expenditures are renounced to the subscribers of such shares. In March 2004, the CICA issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. For flow-through shares issued after March 19, 2004, the Company records the tax effect related to the renounced deductions as a reduction of income tax expense (recovery of future income tax asset) in the statement of operations and as a reduction in share capital in the balance sheet on the date that the Company renounces the deductions for investors.

h) Stock-based Compensation

The fair value of all share purchase options granted is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

Note 2 Summary of Significant Accounting Policies – (cont'd)

i) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

j) Mining Tax Credits

Mining tax credits are recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with, all conditions needed to obtain the credits. These non-repayable mining tax credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related deferred exploration expenditures.

Note 3 Resource Properties

a) Simkar Property, Quebec, Canada

The Company's wholly owned subsidiary has a 100% interest in two contiguous mining concessions totaling 557 acres located in Louvicourt Township, Quebec.

b) Kauputau Properties, Quebec, Canada

Pursuant to an acquisition agreement dated February 7, 2005, the Company acquired a 100% interest in 63 mineral claims situated in Northern Quebec. Consideration was cash paid of $6,615 and the issue of 250,000 common shares. The claims are subject to a 2% net smelter royalty of which 1% can be purchased by the Company at any time for $1,000,000.

c) Ralleau Project

Pursuant to an agreement dated June 27, 2005, the Company acquired a 100% interest in 12 mineral claims situated in the Quevillon area of Quebec. Consideration was cash of $1,000 and the issue of 250,000 common shares. The claims are subject to a 2% net smelter return of which 1% can be purchased by the Company at any time for $1,000,000.

Note 3 Resource Properties (cont'd)

d) Sedex Zinc Property

Pursuant to an agreement dated February 13, 2006, the Company has an option to acquire a 100% interest in 46 mineral claims located in the Omineca Mining Division, BC. Consideration is cash of $110,000 and the issue of 500,000 common shares as follows:

Cash	
On execution of the agreement (paid)	$ 20,000
Upon regulatory approval (paid)	20,000
Within one year of regulatory approval (paid subsequent – see Note 7)	30,000
Within two years of regulatory approval (paid subsequent – see Note 7)	40,000
	$ 110,000
Shares	
Within ten days of regulatory approval (issued)	500,000

A finder's fee in the amount of $11,000 and 50,000 shares of the Company was also paid. The claims are subject to a 2% net smelter returns royalty of which the Company can purchase 1% for $1,000,000.

Note 4 Share Capital – Note 7

a) Authorized:

Unlimited number of common shares without par value.

Note 4 Share Capital – Note 7 – (cont'd)

b) Issued:

		Number of Shares	Amount
Balance, February 28, 2005		10,753,983	$ 5,445,916
For cash:			
Pursuant to private placements	- at $0.12	3,018,750	362,250
	- at $0.14	1,250,000	175,000
	- at $0.15	794,000	119,100
Pursuant to warrants exercised	- at $0.15	440,000	66,000
Pursuant to stock options exercised	- at $0.11	75,000	8,250
	- at $0.13	75,000	9,750
	- at $0.15	100,000	15,000
Less: share issue costs		-	(6,900)
For acquisition of mineral property		250,000	56,250
Transfer from contributed surplus on exercise of share purchase options		-	30,853
Balance, February 28, 2006		16,756,733	$ 6,281,469
For cash:			
Pursuant to private placements	- at $0.16	2,669,000	427,040
	- at $0.20	5,842,500	1,168,500
Less share issue costs		-	(77,686)
Finders fees		62,500	-
Pursuant to warrants exercised	- at $0.20	27,000	5,400
	- at $0.15	100,000	15,000
	- at $0.23	600,000	138,000
Pursuant to stock options exercised	- at $0.11	225,000	24,750
For acquisition of mineral property		550,000	143,000
Transfer from contributed surplus on exercise of share purchase options		-	24,749
Balance, November 30, 2006		26,832,733	$ 8,150,222

c) Escrow:

At November 30, 2006, 131,250 (2005: 131,250) shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

d) Commitments:

Stock-based Compensation Plan

The Company has granted share purchase options to directors, employees and non-employees. These options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant. The share purchase options have vesting terms ranging from immediate upon granting to over eighteen months. A summary of the status of the options outstanding as at November 30, 2006 is presented below:

Note 4 Share Capital – Note 7 – (cont'd)

d) Commitments – (cont'd)

Stock-based Compensation Plan – (cont'd)

	2006	
	Number of Stock Options	Weighted Average Exercise Price
Outstanding at beginning of period	1,940,000	$0.14
Cancelled/expired	(160,000)	$0.18
Granted	1,455,000	$0.19
Exercised	(225,000)	$0.11
Outstanding at end of period	3,010,000	$0.16
Exercisable at end of period	2,214,257	

During the period ended November 30, 2006, stock-based compensation expense of $98,512 (2005: $31,314) was recorded. The weighted average fair value of share purchase options granted of $0.19 (2005: $0.15) per option was determined using the Black-Scholes options pricing model with the following assumptions:

	2006	2005
Expected dividend yield	0.0%	0.0%
Expected volatility	61-74%	76-102%
Risk-free interest rate	3.90-4.53%	2.50-2.78%
Expected term in years	1-5	2-5

As at November 30, 2006, the following share purchase options are outstanding:

Number of Shares	Exercise Price	Expiry Date
200,000	$0.32	April 17, 2007
295,000	$0.11	December 5, 2008
95,000	$0.25	January 28, 2009
475,000	$0.11	January 17, 2010
720,000	$0.15	January 25, 2011
270,000	$0.20	March 21, 2011
75,000	$0.22	April 10, 2011
880,000	$0.16	November 27, 2008
3,010,000		

Note 4 Share Capital – Note 7 – (cont'd)

d) Commitments – (cont'd)

Share Purchase Warrants

At November 30, 2006 there are 13,728,250 share purchase warrants outstanding. Unless otherwise noted, each warrant entitles the holders thereof the right to purchase one common share as follows:

Number of Warrants	Exercise Price	Expiry Date
740,000*	$0.20	January 11, 2007
2,918,750	$0.15	February 9, 2007
1,250,000	$0.20	May 20, 2007
4,775,000	$0.30	October 16, 2007
	$0.40	October 16, 2008
2,731,500	$0.25	November 30, 2007
	$0.30	November 30, 2008
1,313,500	$0.30	November 30, 2007
	$0.40	November 30, 2008
13,728,250		

*Two warrants are required to purchase one share.

Agent's option

At November 30, 2006 there is a finders fee option to purchase up to 477,500 units at a price of $0.20 per unit until October 16, 2008. Each unit is comprised of one common share and one share purchase warrant. Each warrant may be exercised at a price of $0.30 until October 16, 2007 or $0.40 until October 16, 2008.

Note 5 Related Party Transactions

The Company incurred the following expenditures with directors and officers of the Company and companies with common directors:

	2006	2005
Consulting fees	$ 3,350	$ 430
Geological fees	-	2,658
Management and directors fees	60,500	29,500
	$ 63,850	$ 32,588

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Note 5 Related Party Transactions (cont'd)

Due to related parties at November 30, 2006, of $25,300 (2005: $5,500) consists of amounts owing to directors of the Company for unpaid management fees. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

During the period ended November 30, 2006, the directors and officers purchased 717,500 common shares at average price of $0.181 per share pursuant to private placements and the exercise of share purchase options and warrants (2005: 390,000 common shares pursuant to a private placement at $0.14 per share).

Note 6 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flows statements. The following transactions were excluded from the statements of cash flows:

a) During the period ended November 30, 2006, the Company issued 550,000 common shares at $0.26 per share ($143,000), pursuant to the acquisition of the Sedex Project.

Note 7 Subsequent Events

Subsequent to November 30, 2006, the Company issued 652,000 shares pursuant to the exercise of share purchase warrants for total proceeds of $106,400.

Subsequent to November 30, 2006, the Company acquired an additional 17 claims adjacent to the Ralleau property in Quebec.

Subsequent to November 30, 2006, the Company paid $61,000 to complete its option on the Sedex property. The Company now owns a 100% interest in the Sedex property.

On December 7, 2006 the Company has closed a non-brokered private placement and including the over subscriptions, has raised $640,540. The company issued 1,067,500 flow-through units at a price of 20 cents per unit and 2,669,000 non-flow-through units at a price of 16 cents per unit for gross proceeds of $640,540. Each flow-through unit consists of one flow-through common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional non-flow-through common share of the company for a period of two years, at an exercise price of 30 cents per share in the first year and 40 cents in the second year. Each non-flow-through unit consists of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share of the company for a period of two years, at an exercise price of 25 cents per share in the first year and 30 cents in the second year. All securities issued under the private placement are subject to a four-month hold period expiring on March 31, 2007. The company has also paid finder's fee of $29,360 in cash, 62,500 units (one common share and a two-year warrant exercisable at 25 cents in the first year and 30 cents in the second year) and 245,500 agent's warrants, each warrant entitling the agent/broker to purchase one common share of the company for a period of two years, at an exercise price of 30 cents per share in the first year and 40 cents in the second year.

MEGASTAR DEVELOPMENT CORP.

Form 51-102F1

Management's Discussion & Analysis
for the Quarter Ended November 30, 2006

(and containing information as of January 29, 2007)

Item 1: INTERIM MD&A

Forward-looking Information

This Management Discussion and Analysis ("MD&A") contains certain forward-looking statements and information relating to Megastar Development Corp. ("MDV" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to MDV. When used in this document, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to MDV or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of MDV exploration properties. Such statements reflect the current views of MDV with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of MDV to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

1.1 Date

The following discussion and analysis was approved by the Directors of the Company on January 29, 2007. All figures are in Canadian dollars unless otherwise noted.

1.2 Overall Performance

<u>SIMKAR property, Quebec:</u>

The Company's exploration focus has been in Quebec, on the Company's 100% owned SIMKAR property. Megastar Development Corp. has a 100-per-cent interest in two mining concessions consisting of 557 acres in the Louvicourt township of Quebec, approximately 20 kilometres east of Val d'Or, Que. The Simkar property is situated within the Abitibi greenstone belt. While the Simkar property was owned and operated by the Louvicourt Goldfield Corp. ("Louvicourt") in the mid-1940s, it produced approximately 32,000 ounces of gold between 1947 and 1949.

The Company has spent over $800,000 on a drilling program during mid to late 1990-ts. The Company has received an engineering report recommending a further drilling program on the

Simkar Property. After raising sufficient funds for further exploration and drilling program by way of private placements in early 2004, the Company entered into an exploration and diamond drilling contract as announced in the News Release dated August 5, 2004. The program consisted of 900 meters of NQ-core diamond drilling and commenced following refurbishment of the grid on the property. A result of the completed summer 2004 diamond drill testing was announced in the News Release dated December 13, 2004 and can be reviewed on SEDAR.

A NI 43-101 Technical Report prepared by Carl Pelletier, B.Sc., P. Geo. was filed and is available on Sedar at http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=00005816

On March 4, 2005 Megastar announced the results of a detailed compilation of the prospective North Rhyolite target area. The North Rhyolite is a 700m wide, virtually untested sequence of felsic volcanic rocks belonging to the Val d'Or Formation. The North Rhyolite crosses the north part of the property over a strike length of 1km. To date, only 6 drill holes have been completed within the favourable sequence. Assessment files compiled indicate that all of these holes have crossed wide zones of significant sulphide mineralization consisting mostly of pyrite and minor chalcopyrite. Although these reported sulphide zones were not systematically assayed many of the rare samples taken returned anomalous to higher-grade gold values. In addition to the existing IP Survey, recently completed regional-scale Megatem and Titan24 surveys, completed by Aur Resources covered the north part of the Simkar Property, including most of the North Rhyolite. The data obtained from Aur Resources, identifies nine (9) anomalies within the Simkar Property. The most significant is quoted as a "Priority 1", moderate conductor located at moderate to great depth. This anomaly appears coincident with one of Megastar's IP anomaly. In addition, a strong, deep-seated Titan24 anomaly is interpreted to be located within the North Rhyolite. Geophysical interpretation suggests that the anomaly is located at a depth of 700m to 1200m. The Titan24 anomaly is coincident with both the IP and the Megatem features described above. The deep penetrating geophysical data obtained from Aur Resources greatly enhances the potential of the North Rhyolite. Megastar intends to conduct a phase one exploration program consisting of down-hole Pulse EM geophysics of two previous holes and diamond drilling of selected Pulse EM, Megatem, and Titan24 anomalies.

On May 30, 2006 the Company announced that it has retained Martin Bourgoin, P.Geo. a principal of MRB & Associates of Val d'Or, Quebec to complete a detailed digital compilation of all the historic gold zones on the SIMKAR Property. The objectives of this compilation are to produce a 3D computer model of the mine workings and gold zones and establish the potential of additional gold mineralization on the property both along strike and at depth.

KAUPUTAU property, Quebec:

On March 3, 2005 the Company announced the completion of the purchase of a 100% interest in the KAUPUTAU Property located in the Opinaca reservoir region, James Bay, Quebec, as first reported in the News Release dated February 8, 2005. Pursuant to the agreement the Company paid $6,615 and issued 250,000 shares in the capital of the Company. The Vendors will retain a 2% Net Smelter Royalty of which 1% can be purchased by the Company at any time for $1,000,000. The KAUPUTAU property is accessible via an all-weather road and consists of 63 designated cells (mining claims) fully covering a target feature identified by a high sensitivity EM and magnetic airborne survey performed by SIAL Géosciences Inc. The geophysical data confirmed regional scale folding along with more complex smaller scale folds and potential faults and shears. Air photo interpretation suggests the presence of late intrusive bodies and a

Government sponsored regional mapping program has identified anomalous gold, silver and copper values within a sulfide bearing (pyrite-chalcopyrite) sheared volcanic tuff on the property. On June 13, 2005 the Company announced the reconnaissance and mapping program designed to identify and sample zones of mineralization in order to orient further exploration efforts.

RALLEAU property, Quebec:

On July 25, 2005 the Company announced that it has received regulatory approval for the acquisition of a 100% interest in the RALLEAU property located approximately 40km east of Quévillon, Quebec, as first reported in the News Release dated June 1, 2005. Recent mapping and sampling has identified anomalous Cu-Zn Volcanogenic Massive Sulphide (VMS) mineralization on the property. Several untested input anomalies occur within the favourable felsic volcanic rocks which are coincident with anomalous base metal values on surface. Chip sample results elsewhere in the region returned values up to 1.56% Cu, 17.2 g/t Ag over 14 meters. As well, a recent government publication states that the probability of discovering a VMS deposit within the lavas and tuffs at RALLEAU is high. The property is located a short distance from Breakwater's (TSX: BWR) Langlois mine hosting reserves and resources of 8.3 MT of 11%Zn, 0.8%Cu and 53 g/t Ag (Breakwater 2004 annual report). The Acquisition Agreement was amended such that the sole vendor of the property is Nievex Geoconsultant Inc., an arm's length party. Pursuant to the agreement the Company paid $1,000 and issued 250,000 shares in the capital of the Company. The Vendor will retain a 2% Net Smelter Royalty of which 1% can be purchased by the Company at any time for $1,000,000. The closing of this acquisition was announced in the News Release dated August 18, 2005.

On January 31, 2006 the Company announced that exploration work has commenced. The program consists of approximately 75 line-km of line cutting followed by a magnetometer survey.

On March 15, 2006 the Company announced the completion of a 75km grid and the commencement of a magnetic/DeepEM survey. The geophysical program consisted of approximately 75 line-km of magnetometer survey. In addition, selected grid lines were covered by a DeepEM in-loop survey in order to better define the known conductors within the favorable felsic volcanic rocks. The DeepEM in-loop survey is a Time-Domain EM geophysical method developed by Crone Geophysics. It is designed to locate conductive bodies (such as sulphide deposits) within the underlying rocks. This preparatory work will be followed by a diamond drilling program designed to test the priority conductors delineated from the deep-penetrating EM survey.

On April 11, 2006 the Company announced the completion of a magnetic and a DeepEM survey. Six (6) distinct DeepEM conductors were identified, 4 of which occur within the favorable Novallet rhyolites. Drilling to test these identified conductors was scheduled to follow. Megastar covered the entire property with the appropriate geophysical surveys in order to refine the geological interpretation and further characterize the historic airborne Input conductors. The magnetic survey clearly maps a unit of low magnetic susceptibility which correlates with the Novallet rhyolite identified in the Government survey. Based on local outcrop exposure of the Rhyolite the RG2002-12 interpretation estimated its thickness to be 500m thick. The recent detailed ground magnetic survey conducted by Megastar suggested that the unit measures more than 850m thick and strikes across the entire Ralleau Property. In addition magnetic anomalies adjacent with the south contact of the rhyolite are coincident with reported surface

mineralization, and signatured by DeepEM conductors. Megastar has now completed the preparatory work on the Ralleau Property and results continue to support the potential for discovery of VMS mineralization.

On April 26, 2006 the Company announced that diamond drilling is in progress to test the six (6) prominent DeepEM conductors identified by ground geophysical survey.

On May 24, 2006 the Company announced that the first phase of diamond drilling has been completed. Drill core logging and sampling is currently in progress. Due to the level of exploration activity in the area, ALS Chemex is experiencing a backlog of samples, but the company will announce complete results on this program as soon as all assay results are obtained from the laboratory and a summary compilation has been prepared.

As of October 19th 2006, results from wholerock lithogeochemical sampling are still pending. Diamond drilling intersected disseminated, stringer and massive sulphide mineralization over metric widths and all conductors were explained. Coring of sulphide mineralization prompted the company to stake additional claims to the east and initiate discussions with its immediate neighbour in order to further consolidate the land holdings.

On January 26, 2007 the Company announced an update of the 2006 diamond drill program and work slated for 2007. The company has acquired 17 new mineral claims contiguous to its 100% owned RALLEAU property located 40 km east of Quevillon, Quebec. The 2006 diamond drilling program intersected disseminated, stringer and thin massive sulphide mineralization over metric widths. Coring of sulphide mineralization and the identification of a new volcanogenic massive sulphide (VMS) alteration package prompted the company to stake additional claims to the east. Five diamond drill holes were completed for a total of 1,545.7 meters. Drilling was aimed at testing coincident Magnetic, DeepEM conductors and favorable geology. Dr. Mathieu Piché, Ph. D, Geo. an independent qualified person, completed the core logging and sampling as well as the assessment report. All EM conductors are explained. While no economic Au, Ag, Cu or Zn mineralization was found in the assayed samples, local anomalous values correspond to the geochemical alteration. Geochemical data was used by Dr. Piché to characterize the rock types as well as their alteration type and intensity. The whole rock analyses show Na_2O depletion in the footwall. Several samples have strong K_2O enrichment within the hanging wall, which is typically seen associated with many Abitibi VMS Deposits. In addition, DDH MAR-06-01 crossed a significant zone of sericitized rhyolite, also considered a key element in VMS exploration. The company has therefore added a total of 17 claims to the east of this hole where the strong sericite alteration potentially intensifies. The Board of Directors has approved an additional $250,000 budget for 2007 in order to expand exploration efforts over the new property limits. The program will include geophysics, mapping and additional diamond drilling.

SEDEX Zinc project, British Columbia:

On February 13, 2006 the Company announced that it has entered into an option agreement to acquire 100% interest in a total of 46 mineral claim units located in the Omineca Mining Division, British Columbia, approximately 280 kilometers north-northwest of Mackenzie, B.C., Canada. These claims are situated in the emerging world class Gataga-Akie SEDEX zinc/lead/silver camp in the Omineca mining district of British Columbia, northeast of Williston Lake. The claims under option cover 185 square kilometers and include 5,630 meters of active zones in the favorable late Devonian Gunsteel shales that host the recent new discovery by

Mantle Resources Inc. (TSX-V: MTS)/Ecstall Mining Corp. (TSX-V: EAM) on Ecstall's Akie property. Several of the Megastar's claim units are located in close proximity to the historical Akie deposit where recent drilling program by Mantle Resources discovered a significant new zone of thick, high-grade SEDEX -style zinc-lead mineralization - most recent drill hole results released over the past three months include 17.93 m of 17.22% Zn (hole #1), 26.7 m of 11.95% Zn, 2.74% Pb (hole #2) and 19.2 m with 8.71% Zn, 1.83% Pb. The Company's claims cover part of the highly prospective Gunsteel shale formation in the regionally extensive, world-class Kechika trough SEDEX zinc basin of Northern British Columbia. The Kechika trough is geologically similar and comparable in size and economic potential, to the Red Dog basin of Alaska, where Teck-Cominco operates and controls the world's largest zinc/lead mine.. The newly acquired claims, dubbed the SEDEX Zinc Project, contain six known mineral occurrences documented by the B.C. Geological Survey.

On September 18, 2006 the Company announced that surface prospecting and a sampling program on the Sedex zinc property in Omineca mining division, approximately 280 kilometres northwest of Mackenzie, B.C., is underway.

OTHER:

On April 10, 2006 the Company announced that Philippe Cloutier, P.Geo has joined Megastar's Advisory Board. Mr. Cloutier brings to Megastar over 18 years of experience in the mining exploration and development business. Mr. Cloutier is currently Vice President Exploration for Alexis Minerals Corp., and previously has worked for industry leaders such as Noranda Inc., Aur Resources Inc., and Soquem specialized mostly in VMS Cu-Zn type deposits. Mr. Cloutier has had a discovery-oriented career. He has played an instrumental role in the discovery and delineation of Noranda's Bell-Allard South Cu-Zn Mine in Matagami, Quebec. More recently, as V.P. Exploration for Alexis Minerals Corp., Mr. Cloutier has been involved in the discoveries of the Montbray and West Ansil VMS Deposits located in Rouyn-Noranda, Quebec. Throughout his career, Mr. Cloutier has gained a vast experience in deep drilling (>1000m) techniques, Borehole Pulse EM geophysical targeting, Titan24 surveying,, and geochemical/geological interpretation with respect to Volcanogenic Massive Sulphide Deposits.

On April 19, 2006, Megastar announced that it entered into an Investors Relations Agreement with Value Relations GmbH ("VR") to act as the company's strategic investor relations consultant in Germany, Switzerland and Austria. The Company announced that on May 2, 2006, common shares of Megastar commenced trading on the Frankfurt Stock Exchange ("FWB" -- Frankfurter Wertpapierbörse) in Germany under the trading symbol "**M5Q**".

The Company held the Annual General Meeting on July 21, 2006. At the Meeting, shareholders passed the resolution to set the number of directors of the Company for the ensuing year at five. As tabled for election by shareholders, Messrs. Dusan Berka, Hanif Sachedina, Richard Roy, Philippe Cloutier and Gary Musil were elected directors for the ensuing year.

Private placement financings:

On February 20, 2006 the Company announced that it has raised $481,350 in non-brokered private placements, and $43,500 through the exercise of 290,000 warrants at $0.15 set to expire on January 26, 2006, for total proceeds of $524,850. Additionally, further to the News Release dated January 25, 2006, the Company has closed a non flow-through private placement tranche

by issuing 3,018,750 units at a price of $0.12 per unit for total proceeds of $362,250. Each unit will consist of one common share and one non-transferable share purchase warrant. One warrant will entitle the holder to purchase one additional non-flow-through common share of the company for a period of one year at a price of $0.15 per share. The shares issued under the private placement are subject to a four-month hold period expiring on June 10, 2006. The company paid finder's fees of $6,900.

On October 19, 2006 the Company announced that it has completed a non-brokered private placement offering with MineralFields Group announced September 27, 2006 to raise $955,000 by the issuance of 4,775,000 flow-through units ("Unit") at a price of $0.20 per Unit, with each Unit consisting of one flow-through common share and one non-flow through share purchase warrant ("NFT Warrant"). Each NFT warrant is exercisable into one additional non-flow-through common share for a period of two years from the date of closing, at an exercise price of $0.30 per share in the first year and $0.40 per share in the second year. The company paid to Limited Market Dealer Group a cash finder's fee of $47,750, equal to 5% of the offering, as well as issued a finder's fee option to purchase 477,500 finder's fee units equal to 10% of the Units subscribed for, at the unit price of $0.20 for a term of two years. Each finder's fee unit is comprised of one non-flow-through common share and one transferable finder's fee share purchase warrant. The finder's fee warrants have the same terms as the warrants comprising the flow-through units. The proceeds from the private placement will be used for continuing exploration programs on the company's mineral properties in Quebec and BC.

On December 7, 2006 the Company announced that it has closed a non-brokered private placement and including the over subscriptions, has raised $640,540. The company issued 1,067,500 flow-through units at a price of 20 cents per unit and 2,669,000 non-flow-through units at a price of 16 cents per unit for gross proceeds of $640,540, being an increase from the $600,000 originally announced on November 6, 2006. Each flow-through unit consists of one flow-through common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional non-flow-through common share of the company for a period of two years, at an exercise price of 30 cents per share in the first year and 40 cents in the second year. Each non-flow-through unit consists of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share of the company for a period of two years, at an exercise price of 25 cents per share in the first year and 30 cents in the second year. All securities issued under the private placement are subject to a four-month hold period expiring on March 31, 2007. The company has also paid finder's fee of $29,360 in cash, 62,500 units (one common share and a two-year warrant exercisable at 25 cents in the first year and 30 cents in the second year) and 245,500 agent's warrants, each warrant entitling the agent/broker to purchase one common share of the company for a period of two years, at an exercise price of 30 cents per share in the first year and 40 cents in the second year. The proceeds from the private placement will be used for exploration of the company's mineral properties in Quebec (Simkar Gold and Ralleau Zinc-Cu Projects) and SEDEX Zinc project located in the world-class Kechika trough sedex zinc basin of Northern British Columbia; further property acquisitions and for general working capital.

Investor Relations:

On January 31, 2006 the Company announced that it has engaged KCrew Communications Inc., of Vancouver, B.C., to provide the company with investor relations services. KCrew was

engaged pursuant to a 3 month service agreement effective February 1, 2006.This agreement was terminated on May 31, 2006.

On April 19, 2006 the Company announced that it has retained the services of Value Relations GmbH, a Frankfurt-based investor relations company to obtain Frankfurt Stock Exchange listing and to act as the Company's Strategic Investor Relations consultant in Germany, Switzerland and Austria. Value Relations will assist Megastar with introductions to the European financial media and brokerage community. The term of the contract will be initially 6 months, commencing April 17, 2006, at a rate of €5,000 per month. Value Relations GmbH will also be receiving incentive stock options to purchase 200,000 common shares in the capital stock of the company at $0.32/share.

Stock Option Plan:

Pursuant to a "Stock Option Plan" as approved by the shareholders at the Annual General Meeting that was held on July 21, 2006 the Company has implemented a Fixed Stock Option Plan whereby a maximum number of shares reserved for issuance under the plan at any one time will not exceed 3,626,746 shares.

SUBSEQUENT EVENTS:

On January 11, 2007 the Company announced that it has fully exercised its option in regards to the SEDEX Zinc property located in Northeastern British Columbia, pursuant to the terms of the option agreement dated February 13, 2006 with 747080 B.C. Ltd. (the "Optionor"). After successful negotiations with Optionor the Company completed the exercise of its option ahead of schedule by paying $61,000 cash, and as a result the Company is now fully vested and owns 100% of the property, subject to 2% NSR.

1.3 Selected Annual Information

		Year-Ended February 28, 2006	Year-Ended February 28, 2005	Year-Ended February 29, 2004
a.	Net Sales or Total Revenues	$Nil	$Nil	$Nil
b.	Basic Earnings (Loss) per share from Continued Operations	$(0.02)	$(0.02)	$(0.02)
c.	Net Income or (Loss) in total	$(288,665)	$(175,080)	$(121,420)
d.	Net Income or (Loss) per share	$(0.02)	$(0.02)	$(0.02)
e.	Net Income or (Loss) per fully diluted share basis	$(288,665)	$(175,080)	$(121,420)
f.	Total Assets	$746,325	$168,582	$114,014
g.	Total long-term financial Liabilities		Nil	Nil
h.	Cash dividends declared per share	N/A	N/A	N/A

1.4 Results of Operations

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may be different from those estimates. Additional significant accounting policies are detailed in Note 2 attached to the financial statements.

The Company's current exploration focus has been on its 100% owned RALLEAU Zn-Cu and SIMKAR gold properties located in Quebec. The Company has also been actively reviewing numerous exploration projects during the period under review in search of additional projects of merit.

1.5 Summary of Quarterly Results

The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

For the Quarter Periods Ending on	November 30, 2006	August 31, 2006	May 31, 2006	February 28, 2006
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($170,477)	($98,449)	($184,848)	($90,968)
Total Net Income (loss)	($170,477)	($98,449)	($184,848)	($90,968)
Basic (Loss) per share	($0.008	($0.006)	($0.01)	($0.007)

For the Quarter Periods Ending on	November 30, 2005	August 31, 2005	May 31, 2005	February 28, 2005
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Net Income (Loss) before discontinued operations and extraordinary items	($56,684)	($84,435)	($56,578)	($57,605)
Total Net Income (loss)	($56,684)	($84,435)	($56,578)	($57,605)
Basic (Loss) per share	($0.004)	($0.007)	($0.005)	($0.006)

Administration expenses of $453,774 for the period ended November 30, 2006 represented a $259,077 or 139 % increase from the prior year. The contributing factors increasing Administrative Expenses were attributed to the accounting for Stock-based compensation of $98,512 (2005: $31,314), a non-cash item; Consulting fees of $84,300 (2005: $21,430) as a result of $47,750 paid as due diligence fee relating to the MineralFields flow-through financing; Management and Directors fees of $60,500 (2005: $29,500); and Investor Relations of $120,053 (2005: $62,500) as a result of the April 2006 retaining Value Relations GmbH services related to the Frankfurt Stock Exchange listing and strategic investor relations consulting in Germany, Switzerland and Austria at a rate of

€5,000 per month. Numerous other small increases relate to the increased activity of the Company (re: financings, advertising in magazines and trade publications and office/administrative/legal expenses).

1.6 Liquidity

The Company has no history of profitable operations and its mineral projects are at an early stage. Therefore, it is subject to many risks common to comparable junior venture resource companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of revenues.

At November 30, 2006, the Company had $1,456,823 working capital surplus, as compared to $417,859 surplus on February 28, 2006.

The Company's ability to continue as a going concern in the short term is dependent upon its ability to obtain financing. The Company obtains financing by the issuance of share capital or from the disposition of its mineral prospects. Although the Company has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

1.7 Capital Resources

The Company's sources of funds are derived from: (i) private placement financings (flow through and non-flow through) and (ii) amounts owing to related parties.

Additional disclosure concerning the Company's administrative expenses and resource property obligations and commitments are provided in the Company's Consolidated Statement of Loss and Deficit and Notes therein.

1.8 Off-Balance Sheet Arrangements

The Company has no off-Balance Sheet Arrangements other than reported in the Notes to the Financial Statements.

1.9 Transactions with Related Parties

During the period ended November 30, 2006, the Company paid and/or accrued an aggregate $60,500 to the directors, for management and administrative services. Consulting fees to related parties for non-geological services totaled $3,350.

See Note 5 of the audited financial statements as at November 30, 2006.

1.10 Fourth Quarter

N/A

1.11 Proposed Transactions

NIL

1.12 Critical Accounting Estimates

N/A

1.13 Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies. See Note 2 "Summary of Significant Accounting Policies" for details of the Company's accounting policies.

1.14 Financial Instruments and Other Instruments

Megastar's financial instruments consist of cash and short-term deposits, accounts receivables, prepaid expenses, accounts payables and accrued liabilities and due to related parties approximate their fair market value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

1.15 Other MD&A Requirements

A. Authorized and Issued Share Capital as at January 29, 2007:

Authorized:	an unlimited number of Common shares without par value
Issued and outstanding:	27,484,733 common shares

B. Options, Warrants & Convertible Securities Outstanding as at January 29, 2007:

The following options, warrants, and convertible securities were outstanding as at January 29, 2007:

Number of Options	Exercise Price	Expiry Date
200,000	$0.32	April 17, 2007
295,000	$0.11	December 5, 2008
95,000	$0.25	January 28, 2009
475,000	$0.11	January 17, 2010
720,000	$0.15	January 25, 2011
270,000	$0.20	March 21, 2011
75,000	$0.22	April 10, 2011
880,000	$0.16	November 27, 2008
3,010,000		

Number of Warrants	Exercise Price	Expiry Date
396,000*	$0.20	January 11, 2007
2,438,750	$0.15	February 9, 2007
1,250,000	$0.20	May 20, 2007
4,775,000	$0.30	October 19, 2007
	$0.40	October 19, 2008
2,731,500	$0.25	November 30, 2007
	$0.30	November 30, 2008
1,313,500	$0.30	November 30, 2007
	$0.40	November 30, 2008
12,904,750		

*Two warrants are required to purchase one share.

C. Evaluation of Disclosure Controls and Procedures

Based on our evaluation for the nine months ended November 30,2006, we have concluded that our disclosure controls and procedures are sufficiently effective to provide reasonable assurance that material information required to be disclosed in the Company's interim and annual filings and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that the material information is accumulated and communicated to management of the Company, including the President and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Form 52-109F2 ***Certification of Interim Filings***

I, ***Dusan Berka, President and Chief Executive Officer of Megastar Development Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Megastar Development Corp.***, (the issuer) for the interim period ending ***November 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 29, 2007

"DUSAN BERKA"

Dusan Berka, P. Eng.
President and Chief Executive Officer

Form 52-109F2 *Certification of Interim Filings*

I, ***Gary Musil, Chief Financial Officer of Megastar Development Corp.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Megastar Development Corp.***, (the issuer) for the interim period ending ***November 30, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 29, 2007

"GARY MUSIL"

Gary Musil,
Chief Financial Officer

END